SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: October 29, 2009

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

                       EZCHIP ACHIEVES RECORD REVENUES OF
                       $10.7 MILLION IN THIRD QUARTER 2009

     YOKNEAM, ISRAEL, October 29, 2009 - EZchip Semiconductor Ltd. (NASDAQ:
EZCH), a provider of network processors, today announced its results for the third quarter ended September 30, 2009.

     THIRD QUARTER 2009 SUMMARY:

     o Third quarter revenues increased 18% year-over-year and 60% sequentially, reaching $10.7 million

     o Gross margin for the quarter reached 67.5% on GAAP basis and 72.6% on non-GAAP basis

     o Net income for the quarter of $1.8 million (17% of revenues) on GAAP basis

     o Net income for the quarter of $3.9 million (36% of revenues) on non-GAAP basis

     o Cash increased by $5.2 million during the quarter; Net cash position, as of end September 2009, totaled $60.6 million

     THIRD QUARTER 2009 RESULTS:

     TOTAL REVENUES in the third quarter of 2009 were $10.7 million, an increase of 18% compared to $9.0 million in the third quarter of 2008, and an increase of 60% compared to $6.7 million in the second quarter of 2009.

     NET INCOME, ON A GAAP BASIS, for the third quarter of 2009 was $1.8 million, or $0.07 per share (diluted), compared to net income of $0.8 million, or $0.03 per share (diluted), in the third quarter of 2008, and a net loss of $0.7 million, or $0.03 loss per share, in the second quarter of 2009.

     NET INCOME, ON A NON-GAAP BASIS, for the third quarter of 2009 was $3.9 million, or $0.15 per share (diluted), compared to non-GAAP net income of $2.4 million, or $0.09 per share (diluted), in the third quarter of 2008, and non-GAAP net income of $1.2 million, or $0.05 per share (diluted), in the second quarter of 2009.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of September 30, 2009, totaled $60.6 million, compared to $55.4 million as of June 30, 2009. Cash generated from operations during the third quarter was $4.9 million, cash provided by financing activities was $0.2 million and an additional $0.1 million resulted from unrealized gains in marketable securities.

     FIRST NINE MONTHS 2009 RESULTS:

     TOTAL REVENUES for the nine months ended September 30, 2009 totaled $27.2 million, a year over year increase of 13% compared to $24.0 million for the nine months ended September 30, 2008. NET INCOME ON A GAAP BASIS for the nine months ended September 30, 2009 was $2.5 million or $0.09 per share (diluted), compared to a net loss of $5.6 million, or $0.25 loss per share for the nine months ended September 30, 2008. NET INCOME ON A NON-GAAP BASIS for the nine months ended September 30, 2009 was $8.5 million or $0.33 per share (diluted), compared with non-GAAP net income of $4.2 million, or $0.16 per share (diluted), for the nine months ended September 30, 2008.


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


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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     Eli Fruchter, CEO of EZchip commented, "This was a very strong third quarter for EZchip with record revenues, profits and cash generation. Revenues from our principal customer grew significantly this quarter and reached record levels. Revenues from our other leading CESR customer, which has the potential to become our largest customer over time, are not yet material. We are extremely pleased that we were able to achieve our growth this quarter even before this customer has started to ramp.

     "We are also very pleased with the significant revenue growth resulting from our other networking customers. We expect this group of customers to become a significant growth driver as their NP-2 based products have reached volume production, their NP-3 based products are moving into production and they are now selecting the NPA and the NP-4 for their next generation products. These customers grow our presence in other Carrier Ethernet segments, beyond CESR, and we believe that we will benefit from the growth in these segments in the coming years, growth that will eventually lead to a more diversified customer base.

     "This quarter we also made progress in the development of our next generation network processor, the NP-4, and remain on track for sampling before the end of 2009. Our NPA family of products, targeting the access market, is also progressing as planned. We are currently in advanced laboratory testing, and we expect to move into production in the first quarter of 2010.

     "We believe we are on track for long term growth. We expect continued revenue growth in the fourth quarter, both sequentially and year over year, and, based on our initial indications, we expect to continue generating year over year revenue growth in 2010."

     CONFERENCE CALL

     The Company will be hosting a conference call today, October 29, 2009, at 10:00am ET, 7:00am PT, 2:00pm UK time and 4:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website, http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

      US Dial-in Number: 1 888 668 9141
      International Dial-in Number (Israel): +972 3 918 0609

      UK Dial-in Number: 0 800 917 5108
      Israel Dial-in Number: 03 918 0609

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with SFAS 123R, amortization of intangible assets, in-process research and development charge and net loss/ (income) attributable to noncontrolling interest. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

     ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 30, 2009 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                           - FINANCIAL TABLES FOLLOW -

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED                          NINE MONTHS ENDED
                                         ------------------------------------------------     ------------------------------
                                           SEPT. 30,         JUNE 30,         SEPT. 30,         SEPT. 30,       SEPT. 30,
                                             2009              2009              2008             2009              2008
                                         ------------      ------------      ------------     ------------      ------------
Revenues                                 $     10,651      $      6,673      $      9,023     $     27,172      $     23,981
Cost of revenues                                2,970             1,860             2,958            7,636             8,934
Amortization of purchased technology              496               497               496            1,489             1,586
                                         ------------      ------------      ------------     ------------      ------------
Gross profit                                    7,185             4,316             5,569           18,047            13,461

Operating expenses:
Research and development, net                   3,361             3,237             3,216            9,882             9,515
In-process research and development
charge                                              -                 -                 -                -             5,125
Selling, general and administrative             2,150             2,028             1,973            6,316             5,500
                                         ------------      ------------      ------------     ------------      ------------
Total operating expenses                        5,511             5,265             5,189           16,198            20,140
                                         ------------      ------------      ------------     ------------      ------------
Operating income (loss)                         1,674              (949)              380            1,849            (6,679)

Financial income, net                             232               213               396              721             1,005
                                         ------------      ------------      ------------     ------------      ------------
Income (loss) before noncontrolling
interest                                        1,906              (736)              776            2,570            (5,674)
                                         ------------      ------------      ------------     ------------      ------------
Less: Net (income) loss attributable
to noncontrolling interest                        (85)               25                16              (51)               37
                                         ------------      ------------      ------------     ------------      ------------
Net income (loss)                        $      1,821      $       (711)     $        792     $      2,519      $     (5,637)
                                         ============      ============      ============     ============      ============

Net income (loss) per share:
Basic                                    $       0.08      $      (0.03)     $       0.03     $       0.11      $      (0.25)
Diluted                                  $       0.07      $      (0.03)     $       0.03     $       0.09      $      (0.25)
Weighted average shares used in per
share calculation:
Basic                                      23,357,356        23,350,668        23,337,336       23,350,765        22,934,305

Diluted                                    23,363,095        23,350,668        23,400,877       23,364,395        22,934,305
                                         ------------      ------------      ------------     ------------      ------------

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                               THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                  ----------------------------------------------     -----------------------------
                                                    SEPT. 30,        JUNE 30,         SEPT. 30,       SEPT. 30,        SEPT. 30,
                                                      2009             2009             2008             2009              2008
                                                  ------------     ------------     ------------     ------------     ------------
GAAP GROSS PROFIT                                 $      7,185     $      4,316     $      5,569     $     18,047     $     13,461
Stock-based compensation                                    51               51               32              144               84
Amortization of purchased tangible &
intangible assets                                          496              522              612            1,539            2,161
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP GROSS PROFIT                             $      7,732     $      4,889     $      6,213     $     19,730     $     15,706
                                                  ============     ============     ============     ============     ============

GAAP gross profit as percentage of revenues               67.5%            64.7%            61.7%            66.4%            56.1%
                                                  ------------     ------------     ------------     ------------     ------------
Non-GAAP gross profit as percentage of revenues           72.6%            73.3%            68.9%            72.6%            65.5%
                                                  ============     ============     ============     ============     ============

GAAP OPERATING EXPENSES                           $      5,511     $      5,265     $      5,189     $     16,198     $     20,140
Stock-based compensation:
    Research and development                              (676)            (674)            (430)          (2,042)          (1,166)
    Selling, general and administrative                   (543)            (525)            (431)          (1,551)            (964)
Amortization of purchased intangible assets:
    In-process research and development charge               -                -                -                -           (5,125)
    Selling, general and administrative                   (210)            (210)            (118)            (630)            (356)
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP OPERATING EXPENSE                        $      4,082     $      3,856     $      4,210     $     11,975     $     12,529
                                                  ============     ============     ============     ============     ============

GAAP OPERATING INCOME/(LOSS)                      $      1,674     $       (949)    $        380     $      1,849     $     (6,679)
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP OPERATING INCOME                         $      3,650     $      1,033     $      2,003     $      7,755     $      3,177
                                                  ============     ============     ============     ============     ============

GAAP NET INCOME/(LOSS)                            $      1,821     $       (711)    $        792     $      2,519     $     (5,637)
Stock-based compensation                                 1,270            1,250              893            3,737            2,214
Amortization of purchased assets                           706              732              730            2,169            2,517
In-process research and development charge                   -                -                -                -            5,125
Net income (loss) attributable to
noncontrolling interest                                     85              (25)             (16)              51              (37)
                                                  ------------     ------------     ------------     ------------     ------------
NON-GAAP NET INCOME                               $      3,882     $      1,246     $      2,399     $      8,476     $      4,182
                                                  ============     ============     ============     ============     ============

Non-GAAP net income per share - Diluted           $       0.15     $       0.05     $       0.09     $       0.33     $       0.16
Non-GAAP weighted average shares - Diluted*         23,467,558       23,477,245       23,547,840       23,452,991       23,022,404

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with SFAS 123R.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                     SEPTEMBER 30,     DECEMBER 31,
                                                         2009              2008
                                                     ------------      ------------
                                                      (UNAUDITED)        (AUDITED)
ASSETS
CURRENT ASSETS:

Cash, cash equivalents and marketable securities     $     60,557      $     48,115
Trade receivables, net                                      5,252             5,040
Other receivables                                           1,130               623
Inventories                                                 2,159             3,884
                                                     ------------      ------------
Total current assets                                       69,098            57,662

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                   -                50
Severance pay fund                                          3,944             3,148
                                                     ------------      ------------
Total long-term investments                                 3,944             3,198

PROPERTY AND EQUIPMENT, NET                                   214               273

Goodwill                                                   96,276            96,276
Intangible assets, net                                      4,575             6,694
                                                     ------------      ------------
TOTAL ASSETS                                         $    174,107      $    164,103
                                                     ============      ============

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables                                       $        406      $        888
Other payables and accrued expenses                         6,125             4,220
                                                     ------------      ------------
Total current liabilities                                   6,531             5,108

LONG TERM LIABILITIES:
Accrued severance pay                                       4,624             4,081

EQUITY:
Share capital                                                 134               134
Additional paid-in capital                                250,787           247,356
Accumulated other comprehensive income (loss)                 746              (705)
Accumulated deficit                                       (92,125)          (94,644)
Noncontrolling interest *                                   3,410             2,773
                                                     ------------      ------------
Total equity                                              162,952           154,914
                                                     ------------      ------------
TOTAL LIABILITIES AND EQUITY                         $    174,107      $    164,103
                                                     ============      ============

* Due to initial application of SFAS 160 "Noncontrolling interests in Consolidated Financial Statements, an amendment of ARB No. 51".